

Mail Stop 4628

April 5, 2017

Frank A. Lodzinski
President and CEO
EarthStone Energy, Inc.
Oak Valley Resources, LLC
1400 Woodloch Forest Dr.
Suite 300
The Woodlands, TX 77380

   Re: Earthstone Energy, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed December 21, 2016
     File No. 001-35049

Dear Mr. Lodzinski:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Sincerely,

       /s/ Loan Lauren P. Nguyen *for*

       H. Roger Schwall
       Assistant Director
       Office of Natural Resources